September 1, 2010

Mr. Sun Jin Moon
Vice President and Counsel
MONY Life Insurance Company of America
1290 Avenue of the Americas
New York, NY 10104

> RE: MONY Life Insurance Company of America:
> Market Stabilizer Option
> Initial Registration Statement filed on Form S-3
> File No. 333-167938

Dear Mr. Moon:

The staff reviewed the above-referenced initial registration statement, which the Commission received on July 1, 2010. We have given the registration statement a full review. Based on our review, we have the following comments. Page references are to the pages of the courtesy copy provided to the staff.

1.   General

Please explain to the staff whether MONY America intends to offer additional similar options through separate registration statements or simply adding them to this registration statement.

2.   Definitions (page 4)

a.   Please delete the parenthetical regarding face amount increases in the last sentence of the definition of "Charge Reserve Amount" ("CRA") and add the relevant disclosure to the discussion under "Segments" with a cross-reference to "Requested Face Amount Increases" on page 15 for more details regarding face amount increases.

b.   Please revise the definition of CRA in the first and bolded sentence so that it is clear that the CRA is imposed to cover charges for the entire policy.

c. Please bold the second sentence of the definition of Early Distribution Adjustment (beginning with "An EDA that is made….").

d. Please ensure that all terms mentioned in the Definitions section are defined or briefly described with a cross-reference to a fuller definition, *e.g.*, Unloaned GIO, Segment Account Charge, and Put Option Factor.

3. Risk Factors (page 7)

a. In the last bullet point describing the limitations to elect the MSO due to the Extended No Lapse Guarantee Rider, please add a cross-reference to "Extended No Lapse Guarantee Rider" on page 15 but also expand the disclosure under "Extended No Lapse Guarantee Rider" to better summarize the feature.

b. Please expand the fourth bullet point in the second column on page 7 regarding MONY America's responsibility for obligations owed under the contract to note that investors must look to MONY America's financial strength to assess its ability to satisfy those obligations.

4. Fee Table Summary (page 6)

Please note that all final fees and charges must be provided in all relevant sections in a pre-effective amendment prior to the staff issuing any order of effectiveness for the filing, *e.g.*, see "Charges" on page 11.

5. Description of the Market Stabilizer Option – MSO Holding Account (page 8)

For clarity, in the first paragraph, in lieu of referring generally to "the same charges as that variable investment option," please be more specific by referring to "the same underlying portfolio operating expenses as that variable investment option." Please also provide a cross-reference to the appropriate section of the policy prospectus for more details regarding such expenses, *e.g.*, see the second to last sentence of the second paragraph of the subsection.

6. Description of the Market Stabilizer Option – Growth Cap Rate (page 9)

The sixth paragraph of the sub-section states that if you do not specify a minimum Growth Cap Rate, then it will be set at 6%. Therefore, please disclose that failure to specify a minimum could result in amounts being invested that are tied to a Segment with a risk/return profile that the investor finds unacceptable. Please also add similar disclosure to the risk factors section on page 7.

7.   **Description of the Market Stabilizer Option – Paid Up Death Benefit Guarantee (page 15)**

Please provide an additional bullet point to the "Risk Factors" section on page 7 to account for the Paid Up Death benefit, *e.g.*, the current last bullet point for the Extended No Lapse Guarantee Rider. In doing so, please also provide a cross-reference to "Paid Up Death Benefit Guarantee" on page 15 but also expand the disclosure under ""Paid Up Death Benefit Guarantee" to better summarize the feature.

8.   **Description of the Market Stabilizer Option – Your right to cancel within a certain number of days (page 15)**

The second sentence of the second paragraph refers to the later of the date the "policy is issued or the Investment Start Date," with the latter term not defined. However, it is unclear whether the third sentence of the same paragraph is referring to either of these dates or a third date or a different situation. Please clarify the disclosure.

9.   **Incorporation of Certain Documents by Reference (page 11)**

In addition to the registrant's annual report on Form 10-K and if applicable, specific reference should be made to each quarterly report on Form 10-Q filed since the end of the last fiscal year.

PART II

10.   Please revise numbering of current exhibits 1 through 9, *i.e.*, should probably be 1(a) through 1(i).

11.   Please revise and resubmit the powers of attorney provided as exhibits to the filing so that it will "relate to a specific filing" as required by Rule 483(b) under the Securities Act of 1933. Please include powers of attorney for all applicable personnel, *e.g.*, powers of attorney did not appear as exhibits in the initial filing of the Form S-3.

12.   **Financial Statements, Exhibits, and Certain Other Information**

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

13.   **Representations**

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrants are in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrants request acceleration of the effective date of the pending registration statement, each should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

****

Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6767. Mail or deliveries should include reference to Mail Stop 8629 and should include all nine digits of the following zip code: 20549-8629. My facsimile number is (202) 772-9285.

Sincerely,

Sonny Oh
Staff Attorney
Office of Insurance Products